Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-208652
March 8, 2017

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.650% Notes due 2047

4.125% Notes due 2026

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated March 8, 2017 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated December 21, 2015 and the documents incorporated and deemed to be incorporated by reference therein.  As described in the Preliminary Prospectus Supplement under “Description of Notes — General,” the 4.125% Notes due 2026 (the “2026 notes”) offered by the Preliminary Prospectus Supplement constitute a further issuance of, and a single series with, Realty Income Corporation’s outstanding 4.125% Notes due 2026, of which $250,000,000 aggregate principal amount was issued on September 23, 2014 and is outstanding as of the date of this free writing prospectus (the “existing 2026 notes”).

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	March 8, 2017

Expected Settlement Date:	March 15, 2017 (T+5)

Anticipated Ratings[1]:	Baa1 by Moody’s Investors Service, Inc. (positive outlook) BBB+ by Standard & Poor’s Ratings Services (positive outlook) BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:

Approximately $706.6 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company and excluding $6,875,000 (assuming such settlement date occurs on March 15, 2017) payable to the Company in respect of interest accrued on the 2026 notes offered hereby for the period from and including October 15, 2016 to but excluding the settlement date for this offering

Use of Proceeds:

The Company intends to use the net proceeds from this offering to repay borrowings outstanding under its $2.0 billion revolving credit facility and, combined with proceeds from additional borrowings under the revolving credit facility, to redeem all of its outstanding shares of Class F preferred stock (as defined in the Preliminary Prospectus Supplement), including accrued but unpaid dividends payable in connection therewith, and, to the extent not used for those purposes, to fund potential investment opportunities and/or for other general corporate purposes. On March 6, 2017, the Company had approximately $472.0 million of outstanding borrowings under its revolving credit facility. Borrowings under the revolving credit facility were generally used to acquire properties. On March 7, 2017, the Company issued an irrevocable notice of redemption for all 16.35 million outstanding shares of its Class F preferred stock for a redemption price of $25.00 per share (or approximately $408.8 million in total), plus accrued dividends, and the Company expects that the redemption will occur on April 6, 2017. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

1   Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

4.650% Notes due 2047

Security:	4.650% Notes due 2047 (the “2047 notes”)

Principal Amount:	$300,000,000

Maturity Date:	March 15, 2047

Interest Rate:	4.650% per annum, accruing from March 15, 2017

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2017

Price to Public:	99.968%, plus accrued interest, if any

Spread to Benchmark Treasury:	+ 150 basis points

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Price/Yield:	94-22 / 3.152%

Reoffer Yield:	4.652%

Optional Redemption:

Prior to September 15, 2046, (the “Par Call Date”), the 2047 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2047 notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2047 notes to be redeemed (exclusive of interest accrued to the applicable redemption date), assuming the 2047 notes matured and that accrued and unpaid interest on the 2047 notes was payable on the Par Call Date, discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined with respect to the 2047 notes under the caption “Description of Notes—Optional Redemption—Optional Redemption of the 2047 Notes” in the Preliminary Prospectus Supplement) plus 25 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, on the principal amount of the 2047 notes being redeemed to such redemption date.

On or after the Par Call Date, the 2047 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the 2047 notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the 2047 notes being redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption—Redemption of 2047 Notes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the 2047 notes.

CUSIP/ISIN:	756109AT1 / US756109AT12

4.125% Notes due 2026

Security:	4.125% Notes due 2026

Principal Amount:	$400,000,000

Maturity Date:	October 15, 2026

Interest Rate:	4.125% per annum, accruing from October 15, 2016

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2017

Price to Public:

102.977%, plus accrued interest from and including October 15, 2016 to but excluding the date of settlement, totaling $6,875,000 (assuming the settlement date is March 15, 2017). Such accrued interest must be paid by the purchasers of the 2026 notes offered hereby.

Spread to Benchmark Treasury:	+ 120 basis points

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price/Yield:	97-11+ / 2.552%

Reoffer Yield:	3.752%

Optional Redemption:

Prior to July 15, 2026, the 2026 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to the greater of: (a) 100% of the principal amount of the 2026 notes to be redeemed, and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2026 notes to be redeemed (exclusive of interest accrued to the applicable redemption date), discounted to such redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as such term is defined with respect to the 2026 notes under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2026 Notes”) plus 25 basis points, plus, in the case of both clauses (a) and (b) above, accrued and unpaid interest, if any, on the principal amount of the 2026 notes being redeemed to such redemption date.

On or after July 15, 2026, the 2026 notes will be redeemable at any time in whole or from time to time in part at the option of the Company at a redemption price equal to 100% of the principal amount of the 2026 notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount of the 2026 notes being redeemed to the redemption date.

See the information under the caption “Description of Notes—Optional Redemption—Optional Redemption of 2026 Notes” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the 2026 notes.

CUSIP/ISIN:	756109AR5 / US756109AR55

Underwriters

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
BNY Mellon Capital Markets, LLC
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Regions Securities LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Lead Manager:	Mizuho Securities USA Inc.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
MUFG Securities Americas Inc.
PNC Capital Market LLC
Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Comerica Securities, Inc.
Evercore Group L.L.C.
Moelis & Company LLC
Raymond James & Associates, Inc.
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank.

Stifel, Nicolaus & Company, Incorporated may pay an unaffiliated entity or its affiliate, who is also a lender under our $2.0 billion revolving credit facility and $250.0 million term loan facility, a fee in connection with this offering.

An affiliate of Wells Fargo Securities, LLC, one of the underwriters, has acted, and may in the future act, as broker in connection with purchases of certain real estate assets by the Company, including assets which may have been or may be purchased with borrowings under the Company’s revolving credit facility, which borrowings may be repaid with net proceeds from this offering.  Upon consummation of these purchases, such affiliate has received and in the future may receive customary brokerage fees paid by the seller.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864, or Goldman, Sachs & Co. by telephone (toll free) at 1-866-471-2526.